July 5, 2012

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Julie F. Rizzo, Attorney-advisor
100 F Street, N.E.
Washington, DC 20549

Re:	SunOpta Inc.
Amendment No. 1 to Registration Statement on Form S-3
And Documents Incorporated by Reference
Filed June 25, 2012
File No. 333-180647

Dear Ms. Rizzo:

Further to the Staff’s request, I am pleased to submit on behalf of SunOpta Inc. (the “Company”) the attached blackline of the recently submitted Amendment No. 1 to the Company’s registration statement on Form S-3 (File No. 333-180647) (the “Registration Statement”) reflecting all changes since the original filing of the Registration Statement.

If the Staff has any questions regarding any of the information set forth herein, please telephone me at (905) 455-1990. My fax number is (905) 455-2529. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

SunOpta Inc.

/s/ Robert McKeracher
Robert McKeracher
Vice President and Chief Financial Officer

Enclosure

2838 Bovaird Drive West
Brampton, ON Canada L7A 0H2
T: (905) 455-1990
F: (905) 455-2529
www.sunopta.com